Exhibit 99.1

 Corporate Presentation  October 2017  *

 Safe Harborstatement  Forward-Looking StatementsThis presentation contains certain statements that may be deemed to be “forward looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended.Forward looking statements appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ongoing and planned product development and clinical trials; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; the degree of clinical utility of our products, particularly in specific patient populations; our ability to develop commercial functions; expectations regarding product launch and revenue; our results of operations, cash needs, and spending of the proceeds from this offering; financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends that may affect the industry or us. As a result, actual results may differ materially from any financial outlooks stated herein.   We may, in some cases, use terms such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “targets,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, may differ materially from the forward-looking statements contained in this presentation as a result of a variety of factors including but not limited to those risks and uncertainties relating to difficulties or delays in development, testing, regulatory approval, production and marketing of the Company’s product candidate and those risks and uncertainties associated with the protection of the Company’s intellectual property rights. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors.  This document is not intended to be and is not an advertisement for any securities of the Company. For a more complete discussion of the risk factors affecting our business, please refer to our Annual Report on Form 20-F filed on March 9, 2017, with the United States Securities and Exchange Commission which is available on its website at http://www.sec.gov. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. We undertake no obligation to update, amend or clarify such statements to reflect new information or events or circumstances occurring after the date of this presentation or to reflect the occurrence of unanticipated events. This information does not provide an analysis of the Company's financial position and is not a solicitation to purchase or sell securities of the Company. You should independently investigate and fully understand all risks before investing in the Company.   2

 Our Mission  3  Provide A New Vision for Colorectal Cancer Prevention  That improves the patient experience and maximizes the number screened

 C-Scan® system designed to meet CRC screening needs of average-risk populationIngestible capsule-based system with innovative X-ray technology eliminates screening barriers, such as bowel preparation, invasiveness, and sedation  AboutCheck-Cap   4  CRCPrevention (pre-cancerous polyp detection)  Patient comfort & convenience  Visual Examinations  Stool/Serum Tests

 C-Scan®System  C-Scan® Cap -Ingestible scanning capsule   1  C-Scan® Track - Biocompatible unit worn on patient's back for capsule control, tracking and data recording  2  C-Scan® View –application used to process and display structural information  3  Imaging Data + Positioning Data  Data upload  The Check-Cap System is not available for sale or clinical use in any jurisdiction.  5

 Investment Highlights  Compelling, large market need for a preparation free alternative that fosters compliance with colorectal cancer screening guidelinesEncouraging C-Scan clinical performance data supporting CE Mark registration filingNear term EU & US market activities: 1H18 EU post market and US pilot initiationsOngoing collaboration with GE Healthcare to develop high-volume, X-ray capsule manufacturing capabilitiesStrong intellectual property protectionFocused management execution on clinical and development programs  *

 Management  7  Dr. Yoav KimchyFounder & CTO   Alex Ovadia COO   Dr. Walt Robb(1) Steve Hanley Yuval Yanai Dr. Mary Jo Gorman XQ LinTomer Kariv Clara Ezed   Bill Densel CEO  Lior Torem CFO   BOD  (1) Check-Cap US Inc.

 Colorectal Cancer a major public health problem  8  137k50k  Source: American Cancer Society World Health Organization J Natl Cancer Inst. 2011; 103:1-12 (Mariotto)  135k50k  471k228k  253k139k  113k48k  1.36m694k  Annual new cases world-wide -Annual deaths world-wide -  Second leading cause of cancer deaths in U.S. Treatment costs projected to be >$17B in 2020

 Colorectal Cancer highly preventable  9  Source: Gastro 1997;112:594-692 (Winawer) WEO Atlas, NCI   Small Adenomatous Polyp (< 1cm)  Colorectal Cancer  Pre-cancerous phase, readily detectable by structural examinations of the colon   Asymptomatic patient  Cancer patient   ~10 years

 *  National Polyp Study:CRC incidence and mortality reduction  Source: Winawer et al., NEJM (1993) Zauber et al., NEJM, 2012   number of CRC cases over 7 years

 Source: AGA Institute Guidelines for the Early Detection of Colorectal Cancer and Adenomatous Polyps American Cancer Society. Colorectal Cancer Facts & Figures 2017-2019. Atlanta: American Cancer Society; 2017 USPSTF, JAMA. 2016;315(23):2564-2575. doi:10.1001/jama.2016.5989   CRC screening testscancer prevention and cancer detection  11  USPSTF recommendation recognizes that different screening tests may be more or less attractive based on their features  Examines entire colonHigh performanceFull bowel preparation, invasive, sedation  Visual ExaminationsPrevention & Detection  Stool/Serum TestsDetection  Will miss most polypsNo bowel preparation, noninvasive, no sedation

 Screening in the U.S. and EUa substantially underused strategy  Sources: CDC NHIS survey results as published in the CDC’s MMWR between 2006 and 2017 Radiology,. 2017, Ahead of Print, https://doi.org/10.1148/radiol.2017170924 (Smith)   goal  Screening rates  Ages ≥ 50   EU  U.S.  *

 Removal of prepmay increase screening rates  13  86% of respondents would be much or somewhat more likely to undergo screening if laxative prep were to be removed.  Source: Mayo Clinic Proc. 2007;82(6):666-671 (Beebe)  Laxative preparation  Fasting requirements  Other reasons  Concern over pain  Embarrassment  Barriers to Colonoscopy screening

 Compelling market opportunity  14  $4B  annual U. S. market opportunity**  Source: * - population between ages 50-84 at average risk, U.S. Census Bureau, Pop. Division, 2014, company estimates ** - For patients screened once every 5 years at average Check-Cap System price of $600 J Clin Gastroenterol 2014 Jan;48(1):52-4 (Chatrath)   Potential U.S. screening population of 84M*  575MPopulation age +50 at average risk*

 Ultra-low dose X-ray scanning capsule  15  Patented technology detects photons  XRF  CMT  from Compton Back-scattering  and X-Ray Fluorescence  As the capsule moves naturally, it scans the inner lining of the colon in a 360 degree arc, scanning only when in motion  Patients drink a small amount of contrast agent (~1 TBP) with each meal during C-Scan® Cap passage

 Patientscontinue their daily routine  16  As C-Scan® Cap travels naturally, it transmits scanning and location data to the C-Scan® Track, mapping the structures of the internal colon. The capsule is excreted naturally and the patient is notified.  Capsule route in colon  C-Scan® Track  Image for illustration only  2-3 days avg. capsule passage

 Physician reviewof clinical images  17  Images for illustration only

 Intellectual Property robust portfolio  18  Core patents granted in major jurisdictions  30 granted, 2 allowed, and 27 pending worldwide including the U.S. PTO, European Patent Organization, China, Japan, & India covering the core technology:  Intra-Lumen Polyp Detection – system and method for an ingestible capsule with an X-ray source not requiring laxative preparationMeasurement of distance between capsule and colon walla method not requiring laxative preparation

 Clinical development  19  Source: Gut. 2016 Mar;65(3):371-3 (Gluck)  Capsule Motility  Evaluation of natural movement of capsule  Safety – capsule swallow and passage  Normal motility  Germany/Israel; 75 patients, 2010   Development, Clinical proof-of-concept  Safety – capsule swallow and passage  Radiation dosage of 0.06mSv (~chest X-ray  3D colon map and capsule track  Polyp identification validated by colonoscopy  Clinical Feasibility  Israel; 100 patients, 2015-2016   Clinical Performance  Evaluation of safety and initial clinical performance  Israel; 66 patients, 2017   Safety  Clinical Performance(1)  (1) In Europe, stool testing is the primary CRC screening test; sensitivity for advanced adenomas ranges from 22% to 40%

 *  Clinical Performance Study Study parameters  Device technology  C-Scan system  Objectives   SafetyClinical performance of preparation-free C-Scan system detection of patients with polyps  Subjects  66 patients enrolled 43 with un-resected polyps23 average-risk  Site locations  Israel (3 sites)  Procedures  63 patients completed the C-Scan procedure45 patients included in analysis for polypsAll received stool testing and confirmatory colonoscopy

 Clinical Performance StudyResults  52 ± 32 hours average transit time with no change in routine or diet0.05 mSv average radiation dosageNo device related serious adverse eventsMinor anticipated adverse events  *  Safety  √  √  √  √

 Clinical Performance StudyResults  All analyzed subjects (45)  >50% (19)  Sensitivity & Specificity  44%  *  Colon Coverage  >20% (35)  >70% (12)  55%  78%  100%  r2 = 0.98  89%  89%  90%  86%  Clinical PerformanceStrong correlation between scanning coverage and polyp detection

 Advanced C-Scan VersionShort-term development and clinical objectives  Continue clinical & system optimization program to achieve consistently high colon scanning coverageAdvanced C-Scan version underway in clinical evaluationH118: EU post-market study initiationH118: US Pilot study initiationEvaluate marketing and commercialization paths throughout 2018  *

 Developmentmilestones  * Capital and strategic partner dependent   Initiate clinical study for CE Marking - safety and clinical performance  CE Mark submission  U.S. Pilot Trial   H117  H217  U.S. Pivotal Trial initiation - safety and effectiveness  OUS Post Market Study   EU launch*  H118  H218  √  √  *  H119

 Financial profile  25  Amounts raised: $25.5 million IPO with simultaneous private placement in 2015; $8.7 million total registered direct offerings in 2016-201717.0 million shares outstanding (6/30/17)$31M market cap (9/30/17)Trade on the NASDAQ: CHEKSeries A warrants trade on the NASDAQ: CHEKW$9.2 million of cash, cash equivalents and short-term bank deposits (6/30/17)Analyst coverage: H.C. Wainwright, Maxim Group, Chardan Capital Markets

 Investment Highlights  Compelling, large market need for a preparation free alternative that fosters compliance with colorectal cancer screening guidelinesEncouraging C-Scan clinical performance data supporting CE Mark registration filingNear term EU & US market activities: 1H18 EU post market and US pilot initiationsOngoing collaboration with GE Healthcare to develop high-volume, X-ray capsule manufacturing capabilitiesStrong intellectual property protectionFocused management execution on clinical and development programs  *

 A New Vision  For Colorectal Cancer Prevention  *